Lux Digital Pictures, Inc.

Jillian Ivey Sidoti, Esq.

34721 Myrtle Court

Winchester, CA92592

(323) 799-1342

jillian@jilliansidoti.com

www.jilliansidoti.com

CA Bar #244269

                                                                                                December 16, 2008

Rolaine S. Bancroft

United States Securities and Exchange Commission

Mail Stop 3561

Washington, DC 20549-5546

Re:      Lux Digital Pictures, Inc.

            Registration Statement on Form S-1

            Filed September 16, 2008

            File No. 333-153502

Dear Mr. Bancroft,

General

1.      We note your response to our prior comment 1, but find it unresponsive. When the purchasers purchased restrictive, illiquid shares for $0.10 a share, they agreed that they were worth $0.10 a share with the restrictions of the non-public security. You are now registering a liquid, non-restrictive security. Either revise the price or explain why the changed factors do not result in a different price. Also, please provide us with a copy of the offering memorandum and related agreements about the private offering.

ANSWER:

We have increased the price of the stock from $.10 a share to $.15 to reflect new liquid, non-restrictive nature of the stock. Please note the changes under “Terms of the Offering” on page 7 and “Plan of Distribution” on page 16. We have included a copy of the Offering Memorandum and have already submitted the subscription agreement that was part of the Offering Memorandum.

Lux Digital Pictures, Inc.

2.      We note your response to prior comment 2 and reissue in part. Your disclosure should provide more detailed disclosure of the financial wherewithal needed to reach the plan. For instance, for each of the business concepts that you discuss beginning on page 19, you should provide detailed disclosure of the estimated funds needed to achieve your plans and when you will need them. Furthermore you should provide more detailed disclosure about how you plan to generate revenues.

ANSWER:

We have made a number of revisions to the “Description of Business” section on pages 19, 20 and 21 and the “Prospectus Summary” on pages 5 and 6. We have added an estimate of funds required to launch the Business Concepts, how we intend to raise these funds and more clearly stated that the Concepts will not move forward in a meaningful way until such time as the funds are available. We have also added language that more clearly describes how the Concepts intend to generate revenues.

3.      We note your response to prior comment 4 and reissue in part. Phrases such as "innovative and dynamic" still appear in your prospectus. Please revise throughout.

ANSWER:

We have removed all hyperbolic language describing the business, throughout the prospectus, most specifically in the “Business Description” section pages 19, 21 and 22.

Registration Statement Cover Page

4.      Please check the box to indicate that you are registering the sale of common stock under rule 415 or advise.

ANSWER:

We have checked the box to indicate we are registering the sale of common stock under Rule 415.

Prospectus cover page

5.      We note your response to our prior comment 5, Item 501(b)(10) requires the statement to be included on the front cover of the prospectus instead of the back cover. Please move the last paragraph of the back cover of the prospectus to the front cover of the prospectus in prominent type.

ANSWER:

We have moved the last paragraph to the front cover as requested.

Lux Digital Pictures, Inc.

Prospectus Summary, page 5
Corporate Background, page 5

6.      We reissue our prior comment 7. The summary should be a concise and straightforward discussion of the most material aspects of your company and your offering. For instance, it is unclear to us how you generate revenue from your motion pictures. Disclose whether you have contracts with customers and summarize your pricing structure. You should provide a clear, concise and balanced description of the products or services that you offer and how you will generate revenue. Please advise. Provide further detail in your business section.

ANSWER:

We have added language further describing how the Company sells and distributes its films and how it generates its revenues including further information on its third party agreements and how its films are licensed and priced. We have also added language and details, on page 20 in the “Business Description”, as to how the Company generates revenue from its film in distribution.

7.      While we note your response o prior comment 8, we reissue in part. Please revise to disclose your monthly burn rate.

ANSWER:

We have revised and added language regarding the Company’s “burn rate” on page 6.

8.      See the second paragraph where you disclose amounts for Total Current Assets, Total Current Liabilities and Total Stockholders' Equity as of August 31, 2008. We note that the amounts disclosed do not agree with the amounts shown in the August 31, 2008 balance sheet. Similar changes should be made to the Balance Sheet Data under "summary Financial Data" on the page 8, the fourth paragraph in MD&A under "General" on page 30, and the paragraphs in MD&A under "General" and "Liquidity and Capital Resources" on pages 30 & 31. Please ensure consistency of all amounts and disclosure throughout the filing.

ANSWER:

We have reviewed the document and made all of the changes so that all amounts are consistent in the areas mentioned above.

9.      We have reviewed page 6 as referenced in your response. However, we are unable to locate your changes made in response to our prior comments 9 and 11; and as such we have reiterated those comments herein, modified as follows: "As pertaining to your founding shareholders, please provide a separate paragraph or table that lists each of your founding shareholders and the number of common and preferred shares each received in exchange for contributing certain assets into the Company. Also disclose that Mr. Jucht in the Operating Manager of Lux Digital Pictures GmbH, and entity that owns 79.2% of your common stock and 100% of your preferred stock, and disclose the relationship between Mr. T. Joseph Coleman and the entity Coleman Family Trust who owns 10.4% of your common stock. Reference to ownership is made at page 26."

Lux Digital Pictures, Inc.

ANSWER:

A table has been added with the appropriate footnotes, noting the two founding shareholders and their relationships to Mr. Jucht and Mr. Coleman.

10.  We reissue our prior comment 12. We note your disclosure in the last paragraph that your two primary managers have considerable, combined experience and expertise in the independent motion picture business and related industries. We note, however, from your disclosure in a risk factor on page 11 that Mr. Jucht has limited experience in developing a comparable film businesses. Please revise to explain the discrepancy between your disclosure here and your risk factor. We also note your risk factor on page 9 which states that Mr. Jucht may be difficult to replace and the company in highly dependent upon him.

ANSWER:

Mr. Jucht does have significant experience in the film industry, but lack experience in running a public company. Therefore, we have updated the risk factor on page 11 to clarify this point.

   Risk Factors, page 8

11.  Please revise the title of the first risk factor to put it in bold.

ANSWER:

Revised.

12.  We reissue our prior comment 16. Please create a risk factor to discuss that there is no employment agreement in place with Mr. Jucht. Also, create a risk factor to discuss that the executive officer is currently not receiving any compensation and disclose what compensation he ultimately expects to receive.

ANSWER:

We currently have this risk factor, edited:

WE DEPEND HIGHLY ON OUR CURRENT MANAGER WHO HAS LIMITED EXPERIENCE IN RUNNING A PUBLIC COMPANY AND NO FORMAL EMPLOYMENT AGREEMENT.

Lux Digital Pictures, Inc.

We depend highly on Ingo Jucht, our President, Treasurer, and Sole Director, who may be difficult to replace. Ingo Jucht who is also the Chief Executive Officer of LUX DIGITAL PICTURES, GmbH, at this point, only devotes approximately 50% of his time per week to our business, has only several years of industry experience and has not previously headed a public Company. Our plan of operations is dependent upon the continuing support and expertise of Mr. Jucht and our Consultant, Mr. Coleman. Loss of Mr. Jucht could slow the growth of our business, or it may cease to operate at all, which may result in the total loss of investor’s investments. Mr. Jucht is not, presently, receiving a salary from the Company it it is unknown, at this time, if or when the Company may be able to compensate Mr. Jucht for his management services.

There Are Increased Costs and Regulations Associated...,page 9

13.  We note your response to our prior comment 15 and reissue in part. Please include in this risk factor a discussion of the risk that Mr. Jucht has no previous experience in managing a public company.

ANSWER:

We have added the following risk factor:

OUR MANAGEMENT HAS LIMITED EXPERIENCE IN RUNNING A PUBLIC COMPANY

Although, he has extensive experience in the film industry, our sole officer, Mr. Jucht, has no experience in running a public company. He is vaguely familiar with the reporting requirements of the Securities and Exchange Commission. Mr Jucht will rely on the expertise of outside counsel and consultants to insure proper filing and the meeting of deadlines.

This Registration Statement Contains Forward Looking Statements...page 13

14.  We did not see either an "Outline of Business Plan" or "Plan of Operations" section in this registration statement. Please revise this risk factor to apply only to forward looking statement contained in section that are specifically within this registration statement. Please also revise the "Special Note Regarding Forward-Looking Statements" on page 24 as appropriate.

ANSWER:

Both sections have been revised to remove any references to non-existent sections.

Dilution, Page 14

15.  Address whether there will be dilution to purchasing shareholders.

Lux Digital Pictures, Inc.

ANSWER:

The following language was added “As of August 31, 2008, the Company’s net tangible book value was $283,197, or $0.01 per share of common stock. Net tangible book value is the aggregate amount of Lux Digital Picture’stangible assets less its total liabilities. Net tangible book value per share represents Lux Digital Picture’s total tangible assets less its total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the sale of 990,000 shares at an offering price of $0.15 per share of common stock, application of the estimated net sale proceeds, Lux Digital Pictures’net tangible book value as of the closing of this offering would decrease for purchasing shareholders from $.15 to $.01 per share. “

Selling Security Holders, page 14

16.  While we note your response to our prior comment 20, please provide a statement that each individual has voting and dispositive power with respect to the shares being offered by the respective legal entity. We suggest doing so by footnote.

ANSWER:

We have added a footnote for each entity as suggested above.

17.  We note your disclosure on the bottom of page 15 that than listed below, no selling shareholders have certain relationships or affiliations. However, we did not see any list. Please confirm whether any of the selling shareholders has any of the relationships or affiliations as contemplated by the three bullet points on the bottom of page 15.

ANSWER:

No selling shareholders have any relationship that is notable, and therefore, this has been modified.

 Description of securities to be Registered; Preferred Stock, page 17

18.  Please file your form of preferred stock certificate as an exhibit to the registration statement so that investors can understand the effect any issued and outstanding preferred stock may have on the common stock.

ANSWER:

We have described our preferred stock as follows on page 17:

We are authorized to issue 10,000,000 shares of preferred stock, $0.001 par value per share. The preferred shares can be voted at a ratio of 10 shares to 1 share of common stock and, provided they are held for a minimum of two (2) years certain conditions, they may be converted, at the election of by the holders, at a rate of 10 shares to 1 share of common stock. Any additional terms of the preferred shares are at the discretion of the board of directors. Currently we have issued 2,500,000 shares of preferred stock to our principal shareholder.

Lux Digital Pictures, Inc.

We currently do not have a stock certificate.

    Interests of Named Experts and Counsel, page 19

19.  We reissue our prior comment 24, Please advise as to why certain words in this section and in other parts of the prospectus are underlined or revise.

ANSWER:

The underlines are formatting errors and have been revised.

 Description of Business, page 19

20.  While we note your response to prior comment 3, please disclose what a "1-sheet" is as used in the third paragraph of this section.

ANSWER:

We have revised the term “1-sheet” to “poster” on page 19.

21.  We note your response to our comment 29 and reissue in part. Please disclose whether there is any contract in place for your first New Broadway Cinema production that is expected to go before the camera in 2009. File the exhibit, if appropriate. Refer to item 601(b)(10) of Regulation S-K.

ANSWER:

We have revised and added language with respect to the Company’s business Concept “New Broadway Cinema” to disclose that no contract or agreement exists for a production at this time.

 Industry Overview, page 21

22.  We note your last paragraph. Please provide more detail about you devised your business strategy "to exist and survive within the realities of this new marketplace." Similarly revise your disclosure on page 22. Please provide more detail about your "unique strategies and business concepts."

ANSWER:

We have revised the language in “Industry Overview” on pages 21 and 22.

Lux Digital Pictures, Inc.

Directors, Executive Officers, Promoters and Control Persons, page 24

23.  We note your response to our prior comment 33. Item 401(e)(1) of Regulation S-K requires disclosure of business experience for the last five years. If you choose to provide additional information about prior professional experience, please confirm your disclosure to the requirements of Item (e)(1) by giving the name of prior organizations, specifying the specific occupation, etc. What is required is information relating the level of the individual’s professional competence. Please include dates, as appropriate. Currently, your disclosure seems to market Mr. Coleman’s prior accomplishments instead of briefly describing his business experience.

ANSWER:

We have revised and expanded the language on page 25 under “Directors, Executive Officers, Promoters and Control Persons” describing Mr. Coleman’s business experience to conform to the requirements of Item 401 (e) (l).

Executive Compensation, page 25

24.  We reissue our prior comment 34. Please revise to include the disclosure required by Item 402(I) of Regulation S-K including any tables that are required by that section.

ANSWER:

Item 402(l) does not apply as we have not been operational for a year and there has been no trading activity.

Related Party Transactions, page 27

25.  We note your response to our prior comment 38. Please provide the basis on which Vega 7 Entertainment is a related person and you interest in the transaction with Vega 7 Entertainment. Refer to Item 404(a)(1) and (2) of Regulation S-K. Additionally, please update to as to whether the documentary video was released in the third quarter of 2008.

ANSWER:

We have deleted the paragraph describing the Company transaction with Vega 7 Entertainment under “Related Party Transactions” since this is an agreement with a unrelated third party and does not need be disclosed per Item 404(a)(1) and (2). We have, however, disclosed that the video was released in September 2008 in the “Business Description” on page 20.

26.  We note your response to our prior comment 38. We did not see the agreement between Lux Digital Pictures, Inc. and T. Joseph Coleman filed as an exhibit to the registration statement. Please file this agreement with the filing of the next amendment.

Lux Digital Pictures, Inc.

ANSWER:

We are filing, herewith, a copy of the Consulting Agreement with Mr. Coleman and have amended the Exhibits Table of Contents.

27.  Please provide the approximate dollar value of the amount involved in receiving office space on a rent free basis from Lux Digital Pictures GmbH and the approximate dollar value of the amount of Lux Digital Pictures GmbH’s interest in the transaction. Refer to Item 404(a)(3) and (4) of Regulation S-K.

ANSWER:

The following language has been added to this section, “The Company’s principal shareholder provides office space to the Company, on a month to month basis. The office space is not of material value to the Company and shall be available to the Company until such time as it needs and establishes its permanent office.” It is described on “Related Party Transactions” on page 27.

Reports to Security Holders, page 29

28.  We reissue comment 31 in part. Please note our address is 100 F St., NE.

ANSWER:

Revised.

Financial Statements

Balance Sheet, page F-3

29.  Refer to your response to our prior comment 45. Please tell us where you have disclosed (in dollar or percentage terms) the portion of the costs of completed films that are expected to be amortized during the upcoming operating cycle pursuant to the requirements of paragraph 51 of SOP 00-2.

ANSWER:

We have disclosed the portion of the costs of completed films (one completed film – Night of the Living Dead 3D) that are expected to be amortized during the upcoming operating cycle, pursuant to the requirements of paragraph 51 of SOP 00-2, in Note 2 to our revised financial statements.

Statement of Stockholders’ Equity, page F-5

Lux Digital Pictures, Inc.

30.  We note your disclosure made in response to prior comment 47. In the amended filing, please expand the various line item descriptions to include a designation for common shares and preferred share that were issued to the founders, common shares issued for future radio, media, and common shares issued for the completed film. For example, you may consider, “Issuances of Preferred and Common stock-Founders, June1, 2008” or similar description. In addition, please disclose the date of the private placement.

ANSWER:

We have revised the Statement of Stockholders’ Equity and have expanded the various line descriptions, and have disclosed the date of the private placement.

31.  In addition, see the line item transaction of 2,000,000 common shares issued for a total consideration of $351,902; it is unclear as to which specific transaction disclosed in Note 5 that this issuance relates. We would expect the individual issuances that appear in this schedule to correlate directly with the specific issuances described in Note 5. Please advise and as appropriate, reconcile any difference in the disclosures.

ANSWER:

We have revised the Statement of Stockholders’ Equity and believe it is clearer now and that the individual line items better correspond to the specific issuances.

32.  We note your disclosure in response to our prior comment 49. Please tell us why you have not begun amortizing the unamortized film costs of the completed film, Night of the living Dead 3D, given that you disclose this film has provided the majority of your revenues to date (which we assume are through August 31, 2008). Explain why you expect to begin amortization of this film after December 31, 2008, given that it apparently has already been released and has generated revenues. We may have additional comment after our review of your response. Refer to paragraph 53 of SOP 00-2. Also revise the table heading to clarify if you are presenting “Unamortized film costs at August 31, 2008” rather than August 1, 2008.

ANSWER:

In response to your recent comment, we have revisited this and have revised our financial statements to record amortization based on the costs that we have allocated to this film of $59,221. We are estimating that the revenue stream from this film will be 40% in the year ended August 31, 2008, 30% in the year ended August 31, 2009, and 30% in the year ended August 31, 2010. Therefore, amortization expense that we have now recorded in the year ended August 31, 2008, totals $23,688 and amortization expense expected in the year ended August 31, 2009 is $17,766. Our auditors have updated the date of their audit report letter to reflect that they have audited these revisions. Additionally, we have revised the table heading to reflect the correct date of August 31, 2008.

Lux Digital Pictures, Inc.

Note 5. Stockholders’ Equity, page F-10

33.  We note the revisions you have made in response to our prior comment 55. In view of the fact that the 2.5 million shares of preferred stock may be converted by holders at a ratio of 10 to 1, please expand your disclosures to also clearly explain the “certain conditions” under which such as conversion could occur. We would consider this feature to constitute a pertinent right or privilege that should be explained in accordance with paragraph 4 of SFAS 129.

ANSWER:

We have disclosed the terms of conversion for the Preferred Shares issued on page 17 of the S-1A and in the Notes to the Financial Statements (Note 5 on page F-9). We believe that this disclosure is now in accordance with paragraph 4 of SFAS 129.

34.  Refer to your response to our prior comment 27 regarding the possible existence of a predecessor in interest and to your discussion of Lux Digital Pictures, GmbH in the final paragraphs of your response letter. We have reviewed this information, as well as the related Asset Purchase Agreement files as exhibit 10.1 to your form S-`/A. Based upon the information provided to date, we are not persuaded that the assets, licenses and rights to ongoing business and contracts that you acquired (as well as the assumption of the seller’s obligations to complete two motion pictures) do not represent a predecessor business. To facilitate our understanding of these arrangements, please tell us more about the history of the assets and operations acquired and about their previous owners.

ANSWER:

Lux GmbH, the Company’s principal shareholder, is a stock trading Company operating since 2004. It has never managed or owned any entertainment assets, outside the transaction to establish and capitalize the Company, it has never received any income from any sources other than stock trading, it is classified a stock trading company for all accounting purposes and it has never operated as a producer or distributor of motion pictures. In its most recent accounting for its fiscal year 2007 Lux GmbH had $1,892,000 in total assets. On April 14, 2008 Lux GmbH acquired the entertainment assets it planned to transfer to the Company from an unrelated third party, Midnight Movies Entertainment, Inc (“MMEI”), in an asset purchase agreement. Lux GmbH did not acquire any interest in MMEI or assume any of its liabilities except for a small unfinished film project contract and the assets purchased represented less than 20% of the Lux GmbH assets.  The revenues and net income that MMEI derived from this film were also less than 20% of the revenue and net income of Lux GmbH.  Therefore, and in accordance with this and other tests and requirements of Regulation S-X Rule 8-04, financial statements of MMEI are not required.

Lux Digital Pictures, Inc.

Two weeks after the asset purchase Lux GmbH formed the Company and then incorporated it on May 6, 2008 for the sole purpose of vending in all the recently acquired entertainment assets and to manage them going forward. On June 1, 2008 Lux GmbH sold and transferred the assets and interests it had acquired from MMEI to the Company. The Company acquired assets only, assumed no company liabilities. MMEI has other interests from both the Company and Lux GmbH, there is no common ownership and the prior relationship was only a small, minority investment by Lux GmbH in one MMEI film project. MMEI’s full history is unknown to us.

We respectfully submit that neither Lux GmbH nor MMEI is a predecessor business to the Company and that financial statements of Lux GmbH and MMEI are not required to be presented in this Form S-1/A.

35.  For example, you state that Lux Digital Pictures Gmbh (“LDPG”) acquired the “Midnight Movies” assets from a “third party” in April 2008 and sold them to the registrant on June 1 2008. Please tell us the ownership interest in LDPG held by Mr Jucht. Identify and other owners holding interests of 5% of more in LDPG and quantify their interest as well. Finally, please tell us more about the “third party” from whom these assets were originally acquired. Identify the owners of the “third party” and describe any related party relationships or affiliations of these individuals with LDGP. In this regard, we note that Mr. Jucht is the Executive Producer of the various films acquired. Please indicate his relationship to the “third party” seller, if any. Please provide us with a copy of the April 2008 sales agreement between LDPG and the “third party.” This contract need not be filed as an exhibit.

ANSWER:

Mr. Ingo Jucht is the Operating Manager and sole officer and director of Lux GmbH. He has full and complete authority and dispositive power over the business and its operations. For your review we are enclosing a copy of the April 14, 2008 Asset Purchase Agreement by and between Lux GmbH and Midnight Movies Entertainment, Inc (“MMEI”) under which all of the entertainment assets were acquired that were subsequently transferred to the Company. Mr. T. Joseph Coleman acted as an advisor to both Lux GmbH and MMEI for the transaction. Mr. Jucht achieved the title of “Executive Producer” on the films solely as a result of the Company acquiring the film assets and the ability to allocate such credits. He had absolutely no role, of any kind, in the production of the films and provided no production services. Assigning this kind of credit to executives, who only have a financial interest in films, is customary in the movie business.

Lux Digital Pictures, Inc.

36.  Refer to Schedule A of the Asset Purchase Agreement filed as Exhibit 10.1. It appears that these assets and activities were acquired by the “third party” as early as August 2006. We understand, from response 27, that LDPG earned no revenues from these assets and activities between their acquisition in April 2008 and their sale on June 1, 2008. However, please tell us more about the results of these operations during the time they were held by the third party. Quantify any revenues earned during this period. Our concern is that, if a predecessor exists, financial statements may be required for periods earlier than those currently presented in your filing.

ANSWER:

MMEI produced and marketed “Night of the Living Dead 3D” commencing in 2006 and managed all aspects of its production, financing and distribution until it sold the picture, along with other assets, to Lux GmbH in the April 2008 agreement, which we have enclosed. All production costs were advanced and managed by MMEI and all revenues were collected by MMEI, prior to April 2008.

Age of Financial Statements

37.  Please continue to consider the financial statements updating requirements set forth in Rule 8-09 of Regulation S-X.

ANSWER:

We have considered the rule.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Significant Accounting Policies and Estimates, page 30

38.  We note your revisions made in response to prior comment 59, Please expand this section MD&A to also disclose and then discuss your most significant (or critical) accounting policies and estimates, such as, for example, revenues recognition, unamortized film costs, income taxes, etc. Please see SEC Release No. 33-8350, Section V for guidance. This interpretive guidance was effective as of December 29, 2003.

ANSWER:

We have added the requested sections to the MD&A.

Lux Digital Pictures, Inc.

Results of Operations, page 31

39.  See your discussion in the third paragraph under this heading. It appears you used a factor of 50% rather 80% on the impairment of your radio media asset. Please revise as appropriate.

ANSWER:

This has been revised appropriately.

40.  Please revise the second paragraph under this heading to clearly indicate that total operating expenses for the period were $126,045. “General” operating expenses were $26,045.

ANSWER:

This was revised to reflect the new expense number of $149,733.

Part II

Item 26. Recent Sales of Unregistered Securities, page 33

41.  We note your response to our prior comment 63. Please disclose the consideration for the 38,000,000 common shares and 2,500,000 private shares issued to Lux Digital Pictures GmbH, 5,000,000 common shares issued to the Coleman Family Trust, 2,000,000 common shares issued to RTV Media Corp and 2,000,000 common shares issued to Vega 7 Entertainment. For securities sold for consideration other than cash, state the nature of the transaction and the nature and aggregate amount of consideration received by the registrant. Refer to Item 701(c) of Regulation S-K.

ANSWER:

We have fully disclosed in this section the services and assets exchanged for the shares listed above.

Item 27. Exhibit Index, page 37

42.  Please revise the reference to Regulation S-B in the last paragraph of this section.

ANSWER:

This reference has been removed.

Item 28. Undertakings, page 37

43.  Please revise paragraph (2) of the undertakings to remove the language “that contains a form of prospectus.” Refer to Item 512(a)(2) of Regulation S-K.

ANSWER:

This language has been removed.

Lux Digital Pictures, Inc.

Exhibit 5.1

44.  Please revise the opinion to correctly reflect that the number of shares of common stock to be sold by the selling shareholders.

ANSWER:

Revised.

45.  Since you made changes to the opinion, it appears the date on the opinion should be updated. Please revise or advise.

ANSWER:

Revised.

46.  Amendments should contain currently dates accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of regulation C.

ANSWER:

A newly dated consent has been submitted.

47.  In the amended filing, please ensure that the date of auditors’ report is consistent with the date disclosed on the actual auditors report at page F-2

ANSWER:

We have revised for consistency.

You may send any correspondence to 951-602-6049. Please do let us know when we may submit an acceleration letter.

Thank you.

Sincerely,

/s/ JIS

Jillian Ivey Sidoti

Attorney for Lux Digital Pictures, Inc.

du/JIS

cc: TJC